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                                                        EXHIBIT 1.A.(5)(b)(4)


[LOGO]                   MONARCH LIFE
                         INSURANCE COMPANY

                         Springfield, Massachusetts 01133


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                             POLICY AMENDMENT RIDER

Increase in Investment Base

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         This rider provides for an increase in the total investment base as otherwise determined in the basic policy as of the first day of the policy years set out below. The increase will be distributed among the investment divisions in proportion to the investment base in each division as of the immediately preceding anniversary. The increases are applicable only as of the date indicated and are not cumulative. The increases will be as follows:



                                        INVESTMENT BASE OTHERWISE DETERMINED
FIRST DAY OF POLICY YEAR                             INCREASED BY





         The Investment Return for This Policy provision in the basic policy is modified by adding the following to the end of the first paragraph:

                 ", except that the portion of the total investment base equal to the amount, if any, from the table above, shall be multiplied by the policy's actual rate of return, rather than the difference between the actual rate of return and .045."

All other references to investment return for this policy in this provision are qualified accordingly.